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                                October 3, 2022

       Frank Murtha
       Chief Executive Officer
       MAJOR LEAGUE FOOTBALL INC
       15515 Lemon Fish Drive
       Lakewood Ranch, Florida 34202

                                                        Re: MAJOR LEAGUE
FOOTBALL INC
                                                            Registration
Statement on Form S-1
                                                            Filed September 26,
2022
                                                            File No. 333-267598

       Dear Frank Murtha:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed September 26, 2022

       General

   1. Please revise your registration statement to set a fixed price, for the duration of the offering, for the offer
and sale of the following shares:

                                                              the 31,250,000
shares issued to JanBella as a commitment fee under the JanBella
                                                            Agreement,
                                                              the 31,250,000
shares issued to Alumni as a commitment fee under the Alumni
                                                            Agreement,
                                                              the 83,333,333
shares issuable upon the exercise of outstanding common stock purchase warrants
owned by JanBella,
                                                              the 83,333,333
shares issuable upon the exercise of outstanding common stock
 Frank Murtha
MAJOR LEAGUE FOOTBALL INC
October 3, 2022
Page 2
              purchase warrants owned by Alumni, and
                the 1,548,000 shares issuable upon the exercise of outstanding common stock purchase warrants owned by J.H. Darbie & Co.

      In this regard, we note that to sell shares at market prices, there must be an established public trading market for those shares. The OTC Pink is not considered to be such a market for the purposes of satisfying Item 501(b)(3) of Regulation S-K, except with respect to certain equity line transactions described in Securities Act Sections Compliance and Disclosure Interpretation 139.12.
Exhibits
Exhibit 5.1

2. Please revise your legal opinion to include all of the shares in the registered transactions.
      In this regard, it appears the opinion only covers 172,121,812 of the 446,168,636 shares identified in the registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any questions.



                                                             Sincerely,
FirstName LastNameFrank Murtha
                                                             Division of
Corporation Finance
Comapany NameMAJOR LEAGUE FOOTBALL INC
                                                             Office of Trade &
Services
October 3, 2022 Page 2
cc:       Eric Newlan, Esq.
FirstName LastName